Exhibit 99.2

Golden Ocean Group Limited (“Golden Ocean” or the “Company”) hereby announces that 275,000 share options have today been granted to Mr Lars Kristian Svensen in connection with his appointment as CCO of Golden Ocean Management AS.

The share options will have a five-year term expiring December 1, 2025, and will vest equally one third over a three-year vesting period.

-	75,000 of the Options are exercisable on December 1, 2021 at the earliest, at a Subscription Price of NOK 33 per share;

-	75,000 of the Options are exercisable on December 1, 2022 at the earliest, at a Subscription Price of NOK 49.50 per share;

-	125,000 of the Options are exercisable on December 1, 2023 at the earliest, at a Subscription Price of NOK 66 per share.

The exercise price will be adjusted for any distribution of dividends made before the relevant options are exercised.

November 11, 2020

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

For further queries, please contact:
Ulrik Uhrenfeldt Andersen: CEO, Golden Ocean Management AS
+47 22 01 73 53

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act or the continuing obligations of Oslo Børs.